Exhibit 99.6

FF301

HKEX
香港交易所

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended: 31 October 2022

Status: New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Zhihu Inc.

Date Submitted: 04 November 2022

I. Movements in Authorised / Registered Share Capital

1. Type of shares	WVR ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	Yes	
Stock code	02390	Description				

	Number of authorised/registered shares	Par value		Authorised/registered share capital	
Balance at close of preceding month	1,550,000,000	USD	0.000125	USD	193,750
Increase / decrease (-)	0			USD	
Balance at close of the month	1,550,000,000	USD	0.000125	USD	193,750

2. Type of shares	WVR ordinary shares	Class of shares	Class B	Listed on SEHK (Note 1)	No	
Stock code	02390	Description				

	Number of authorised/registered shares	Par value		Authorised/registered share capital	
Balance at close of preceding month	50,000,000	USD	0.000125	USD	6,250
Increase / decrease (-)	0			USD	
Balance at close of the month	50,000,000	USD	0.000125	USD	6,250

Total authorised/registered share capital at the end of the month: USD 200,000

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FF301vPage 2 of 81.0.1II. Movements in Issued Shares 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02390 Description Balance at close of preceding month 306,581,402 Increase / decrease (-) -4,319,780 Balance at close of the month 302,261,622 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02390 Description Balance at close of preceding month 19,211,343 Increase / decrease (-) -270,691 Balance at close of the month 18,940,652Remarks: Opening and closing balances of Class A ordinary shares shown above are of the Class A ordinary shares issued as fully paid or credited to be fully paid. Opening and closing balances of Class A ordinary shares that are issued and outstanding (i.e. exclusive of the Class A ordinary shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans ("Bulk Issuance Shares")) are 300,636,520 and 296,347,778 respectively.

FF301

III. Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer)

1. Type of shares issuable	WVR ordinary shares	Class of shares		Class A	Shares issuable to be listed on SEHK (Note 1)	Yes	
Stock code of shares issuable (if listed on SEHK) (Note 1)		02390					

Particulars of share option scheme	Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	No. of new shares of issuer issued during the month pursuant thereto (A)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month	The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month
1). 2012 Plan (Share incentive plan adopted in June 2012 as amended from time to time)	5,579,683	Lapsed	-27,192	5,541,879		5,541,879	0
		Others	-10,612				
General Meeting approval date (if applicable)							
2). 2022 Plan (Share incentive plan adopted on March 30, 2022 as amended from time to time)	0			0		0	13,042,731
General Meeting approval date (if applicable)							

Total A (WVR ordinary shares Class A):

Total funds raised during the month from exercise of options: USD 0

Remarks:

1) Others: -10,612 refers to 10,612 options being exercised. The exercise of 10,612 options was settled using the Bulk Issuance Shares.

(B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

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FF301vPage 4 of 81.0.1(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed)Not applicable(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02390 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2012 Plan - Restricted Shares (Share incentive plan adopted in June 2012 as amended from time to time) 0 2,270,038 2). 2022 Plan - Restricted Share Unit (Share incentive plan adopted on March 30, 2022 as amended from time to time) 0 7,592,600Total D (WVR ordinary shares Class A): 0Remarks: As of 31 October 2022, (i) 2,270,038 shares of the issuer may be issued pursuant to the restricted shares granted under 2012 Plan; and (ii) 7,592,600 shares of the issuer may be issued pursuant to the restricted share unit granted under 2022 Plan. 150,333 restricted shares granted under 2012 Plan were vested during the month. 10,400 restricted shares granted under 2012 Plan and 8,000 restricted shares units granted under 2022 Plan were cancelled during the month. 5,232,700 restricted shares units under 2022 Plan were granted during the month.(E). Other Movements in Issued Share 1. Type of shares issuable (Note 5 and 6) WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1, 5 and 6) Yes Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) 02390 Type of Issue At price (if applicable) Currency Amount Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). Repurchase of shares 25 October 2022 10 June 2022 -4,590,471 2). Repurchase of shares 10 June 2022 -665,975

FF301vPage 5 of 81.0.1 3). Other (Please specify) Conversion of Class B ordinary shares to Class A ordinary shares 25 October 2022 270,691 2. Type of shares issuable (Note 5 and 6) WVR ordinary shares Class of shares Class B Shares issuable to be listed on SEHK (Note 1, 5 and 6) No Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) Type of Issue At price (if applicable) Currency Amount Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). Other (Please specify) Conversion of Class B ordinary shares to Class A ordinary shares 25 October 2022 -270,691 Total E (WVR ordinary shares Class A): -4,319,780Total E (WVR ordinary shares Class B): -270,691Remarks: Class A: 1) 4,590,471 Class A ordinary shares (previously repurchased on market on 1, 5, 6, 7, 8, 11, 12, 13, 14, 15, 18, 19, 20, 21 and 22 July 2022 and 2, 6, 7, 8, 13, 14, 15, 16, 19, 20, 21, 22, 23, 26, 27, 28, 29 and 30 September 2022) were cancelled on 25 October 2022 in HK. Class A: 2) Repurchases of 665,975 Class A ordinary shares were made on 5, 6, 7, 10, 11, 13, 14, 18, 21, 24, 27, 28 and 31 October 2022 in US but such shares are not yet cancelled as at 31 October 2022. Class A: 3) & Class B: 1) Subsequent to the cancellation of the repurchased of 4,590,471 Class A ordinary shares on 25 October 2022, 270,691 Class B ordinary shares were converted to Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules. Total increase / decrease (-) in WVR ordinary shares Class A during the month (i.e. Total of A to E) -4,319,780Total increase / decrease (-) in WVR ordinary shares Class B during the month (i.e. Total of A to E) -270,691

FF301vPage 6 of 81.0.1IV. Information about Hong Kong Depositary Receipt (HDR)Not applicable

FF301vPage 7 of 81.0.1V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.Submitted by: Lau Yee WaTitle: Joint Company Secretary(Director, Secretary or other Duly Authorised Officer) Notes1.SEHK refers to Stock Exchange of Hong Kong.2.Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301vPage 8 of 81.0.13.Identical means in this context:ēthe securities are of the same nominal value with the same amount called up or paid up;ēthey are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); andēthey carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.4.If there is insufficient space, please submit additional document.5.In the context of repurchase of shares:ēshares issuable to be listed on SEHK should be construed as shares repurchased listed on SEHK; andēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares repurchased (if listed on SEHK); andētype of shares issuable should be construed as type of shares repurchased; andēissue and allotment date should be construed as cancellation date6.In the context of redemption of shares: ēshares issuable to be listed on SEHK should be construed as shares redeemed listed on SEHK; and ēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares redeemed (if listed on SEHK); andētype of shares issuable should be construed as type of shares redeemed; andēissue and allotment date should be construed as redemption date